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SEC FILE NUMBER
0-17263

CUSIP NUMBER
158704304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	April 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Champions Biotechnology, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

855 North Wolf Street, Suite 619

Address of Principal Executive Office (Street and Number)
Baltimore, MD 21205

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Champions Biotechnology, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended April 30, 2009 (the “2009 Form 10-K”) within the prescribed time period for the reasons described below
•
The Company’s management identified errors in the Company’s audited financial statements for the fiscal years ended April 30, 2008 and 2007, and determined that those financial statements needed to be restated. On June 19, 2009, the Audit Committee concluded (following discussions with management and upon management’s recommendation) that the financial statements listed in the preceding sentence should no longer be relied upon. The Company previously disclosed such events and described the nature of the financial statement errors in a Current Report on Form 8-K that it filed on June 25, 2009.

•
As a result of the Audit Committee’s determination that a restatement of such financial statements is required, the Annual Report on Form 10-K for the year ended April 30, 2009 could not be filed without unreasonable effort and expense in connection with accurately preparing restated financial statements and presenting all necessary related disclosures.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mark R. Schonau	480	289-7875
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of approximately $2.0 million for the fiscal year ended April 30, 2009, compared to a net loss of $449,000 for the fiscal year ended April 30, 2008. The Company’s increased net loss is attributable to increased expenses for personalized oncology services, preclinical evaluation services, research and development, and general and administrative costs (total operating expenses increased from $1.9 million in fiscal 2008 to $5.8 million in fiscal 2009), which were partially offset by an increase in the Company’s operating revenue (from $1.4 million in fiscal 2008 to $3.7 million in fiscal 2009).

(Title of Registrant)
Champions Biotechnology, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 30, 2009	By	/s/ Mark R. Schonau

Mark R. Schonau
Chief Financial Officer